Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400 Fax: 949/673-4525

February 13, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Paul Fischer, Attorney-Advisor

Washington, D.C. 20549

RE: First Rate Staffing Corporation

Registration Statement on Form S-1

Pre-Effective Amendment No. 1

File No. 333-184910

Dear Mr. Fischer:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) a pre-effective amendment to the Form S-1 for First Rate Staffing Corporation (the “Company”). As discussed, the Company has filed a request for acceleration of the effective date of the Form S-1, and we request that the Form S-1 be declared effective tomorrow afternoon (on February 14, 2014).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated February 12, 2014 (the “Comment Letter”). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

Prospectus Cover Page

1. We note your revised disclosure in response to comment 1 from our letter dated December 13, 2013. Please add to your disclosure throughout the prospectus that the selling shareholders will offer their shares at a price of $2.00 per share for the duration of the offering.

Response: The Company has included this conforming revision throughout the attached Form S-1.

Recent Developments, page 7

2. We note that you compared your estimated revenues for the quarter ended December 31, 2013 to the quarter ended December 31, 2012. To provide balance, please also compare the other operating metrics for the quarter ended December 31, 2013 to the quarter ended December 31, 2012.

Response: The Company has included some additional comparative information in the Form S-1.

The Series A preferred stock designated by the board of directors has substantial rights and preferences that are senior to and above the common stock of the Company, page 15

The Series A preferred stock is designed to give voting control over the Company to its officers and directors, page 15

3. We note your revised disclosure in response to comment 2 from our letter dated December 13, 2013. In particular, you disclose in the new risk factor on page 15 that the Series A preferred stock is designed to give the company’s officers and directors voting control. You also disclose in the prior risk factor on page 15 that you intend to issue the Series A preferred stock to your current officers and directors “promptly following the effectiveness of the instant registration statement (i.e. within 90 days).” Please add disclosure throughout the prospectus to account for the planned issuance of the Series A preferred stock to your officers and directors, including within the Prospectus Summary, Security Ownership of Certain Beneficial Owners and Management and Description of Securities. Disclose the purpose and effect of the issuance of the Series A preferred stock, including how many shares you intend to issue to each person and the resulting voting control. Also discuss why you plan to issue the shares when your officers and directors will already beneficially own 77% of the company’s common stock after the offering assuming all the shares are sold.

Response: The Company has added disclosure and information in the Form S-1 to address this comment.

Executive Compensation, page 40

4. Please update your executive compensation disclosure to reflect your last two completed fiscal years. Please refer to Item 402(n)(1) of Regulation S-K.

Response: The Company has included the updated disclosure in the Form S-1.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.

Cassidy & Associates

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